UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2021 (November 5, 2021)

CBTX, Inc.

(Exact name of registrant as specified in its charter)

Texas	001-38280	20-8339782
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

9 Greenway Plaza, Suite 110

Houston, Texas 77046

(Address of principal executive offices)

(713) 210-7600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	CBTX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§230.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01	Other Events.

On November 8, 2021, CBTX, Inc. (“CBTX”) and Allegiance Bancshares, Inc. (“Allegiance”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of November 5, 2021 (the “Merger Agreement”), providing for the merger of CBTX and Allegiance. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In connection with the announcement of the Merger Agreement, CBTX and Allegiance intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Joint Press Release, dated November 8, 2021

99.2	Investor Presentation, dated November 8, 2021

104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded with the Inline XBRL document.

Forward-Looking Statements

Certain statements in this communication which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and CBTX, including future financial and operating results (including the anticipated impact of the transaction on Allegiance’s and CBTX’s respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as "may," "will," "should," "scheduled," "plans," "intends," "anticipates," "expects," "believes," "estimates," "potential," or "continue" or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or CBTX to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or CBTX; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and CBTX to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by CBTX’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions; (13) the costs, effects and results of regulatory examinations, investigations, including the ongoing investigation by the Financial Crimes Enforcement Network of the U.S. Department of Treasury, or FinCEN, of CBTX or the ability of CBTX to obtain required regulatory approvals; (14) the possible results and amount of civil money penalties related to such FinCEN investigation and CBTX's BSA/AML program; and (15) other factors that may affect future results of CBTX and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of Allegiance and CBTX can be found in Allegiance's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and CBTX's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at https://www.sec.gov.

Allegiance and CBTX disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, CBTX intends to file a registration statement on Form S-4 with the SEC to register the shares of CBTX common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by CBTX will be available free of charge by accessing the CBTX’s website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading "Investor Relations" or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of CBTX and their ownership of CBTX's common stock is set forth in CBTX's proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance's common stock is set forth in Allegiance's proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. These documents can be obtained free of charge from the sources described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CBTX, INC.

Date: November 8, 2021	By:	/s/ Robert R. Franklin, Jr.
Robert R. Franklin, Jr.
Chairman, President & CEO

Exhibit 99.1

JOINT PRESS RELEASE

Allegiance Bancshares, Inc.

CBTX, Inc.

ALLEGIANCE BANCSHARES, INC. AND CBTX, INC.

TO COMBINE TO CREATE A

PREMIER TEXAS BANKING FRANCHISE

•	Merger of equals between the two largest community banks in a region dominated by large out-of-state banks and underserved by locally-based community banks

•	Combination of complementary platforms, and shared vision of continued growth to create a company with enhanced competitive position in highly attractive and growing Texas markets

•	Combined franchise will have over $11 billion in assets and be well-positioned to support future growth and performance

•	Significant shareholder value creation through anticipated earnings per share accretion and enhanced profitability

•	Experienced and compatible management team with strong cultural alignment and shared values including deep community ties, customer-centric focus and commitment to performance that will provide significant advantages and better opportunities

HOUSTON, November 8, 2021 - Allegiance Bancshares, Inc. (NASDAQ: ABTX) (Allegiance), the holding company of Allegiance Bank and CBTX, Inc. (NASDAQ: CBTX) (CBTX), the parent company of CommunityBank of Texas, N.A., jointly announced today that they have entered into a definitive agreement pursuant to which the companies will combine in an all-stock merger of equals to create a combined company with an equity market capitalization of approximately $1.5 billion and the 17th largest deposit market share in the State of Texas.

Under the terms of the definitive merger agreement, Allegiance shareholders will receive 1.4184 shares of CBTX common stock for each share of Allegiance common stock they own. Based on the number of outstanding shares of Allegiance and CBTX as of November 5, 2021, Allegiance shareholders will own approximately 54% and CBTX shareholders will own approximately 46% of the combined company.

"We are very excited to partner with CBTX with whom we share culture, strategic vision and a commitment to our stakeholders. This transaction is a true merger of equals, combining the best of our highly-respected community banks which better positions us to serve our customers and drive enhanced financial performance," said Steve Retzloff, Allegiance's Chief Executive Officer.

"Our companies complement each other beautifully and the combined company will be a formidable competitor across our markets. The combination is poised to deliver long-term value for our shareholders, customers, employees and communities. I have long admired Bob's leadership and the high-quality community bank franchise that CBTX has built. I am thrilled that we will be on the same team and look forward to working closely as, together, we become Texas' premier community bank," continued Retzloff.

CBTX Chairman, CEO and President Bob Franklin said, "Bringing two of the Houston region's best community banks together is a great thing for our communities. Allegiance is a trusted, local bank, and there is no better team with which to unite to work together to preserve the tradition of community banking, while meeting the diverse needs of the customers that we serve."

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Mr. Franklin continued, "I have tremendous respect for Steve and the Allegiance team and look forward to leveraging our respective strengths as we focus on our combined future. We are committed to the idea that the Houston region needs a financial institution with significant scale that operates with the culture of a community bank and local decision making led by banking professionals with deep experience. The combination enhances our ability to deliver for our communities, shareholders, customers and employees in a better way than either company could achieve alone and gives us the ability to compete in the next generation of banking. The combined company will unify under new branding to be identified prior to the completion of the merger. This will be important as we take the best of both to build our future."

Financially Attractive Merger for Shareholders

Enhanced Profitability: On a pro forma basis, the combined company expects to deliver improved performance, with a targeted 2023 return on average assets of approximately 1.3%, return on average tangible common equity of approximately 12% and efficiency ratio of approximately 52%.

Cost Synergy Opportunity: The merger is expected to generate an estimated $35.5 million of run-rate cost synergies by 2023, which represents approximately 15% of combined annual operating expense.

Meaningful earnings per share and earnings accretion: The merger is targeted to deliver 40% and 17% accretion to CBTX's and Allegiance's earnings per share in 2023, respectively (first full year of realized cost savings).

Strong Combined Capital Levels: The combined company is expected to have a tangible common equity ratio of above 9.5% at closing. The combined company's expected strong capital ratios will support growth and capital management strategies.

Executive Leadership

Reflecting the contribution both organizations bring to the combined company, the well-respected board and management team that is comprised of individuals with significant financial services experience will draw from both sides.

•	Steve Retzloff, Chief Executive Officer of Allegiance, will be the Executive Chairman of the combined company

•	Bob Franklin, Chairman, Chief Executive Officer and President of CBTX, will be the Chief Executive Officer of the combined company

•	Ray Vitulli, President of Allegiance, will be the Chief Executive Officer of the combined bank

•	Paul Egge, Chief Financial Officer of Allegiance, will be the Chief Financial Officer of the combined company

•	Joe West, Chief Credit Officer of CBTX, will be the Chief Credit Officer of the combined bank

•	The board of directors of the combined company will initially be comprised of 14 directors – seven from Allegiance and seven from CBTX

•	Mr. Retzloff and Mr. Franklin will both be named directors of the combined company

Approval and Timing

The merger is expected to close early in the second quarter of 2022, subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals and approvals of shareholders of each company.

Transaction Advisors

Raymond James & Associates, Inc. served as financial advisor to Allegiance with Bracewell LLP serving as legal advisor. Stephens Inc. served as financial advisor to CBTX, with Fenimore Kay Harrison LLP and Norton Rose Fulbright US LLP serving as legal advisors.

Joint Conference Call and Webcast Details

A joint investor call will be held at 9:30 a.m. Central time today, November 8, 2021, to discuss the transaction. Individuals and investment professionals may participate in the call by dialing (877) 279-2520. The conference ID number is 8261126. A simultaneous audio-only webcast and related presentation may be accessed via the Investor Relations section on both the Allegiance website at https://ir.allegiancebank.com and the CBTX website at https://ir.cbtxinc.com/events-and-presentations. If you are unable to participate during the live webcast, the webcast will be archived via the websites listed above.

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About Allegiance Bancshares, Inc.

As of September 30, 2021, Allegiance was a $6.8 billion asset Houston, Texas-based bank holding company. Through its wholly owned subsidiary, Allegiance Bank, Allegiance provides a diversified range of commercial banking services primarily to small- to medium-sized businesses and individual customers in the Houston region. Allegiance's super-community banking strategy was designed to foster strong customer relationships while benefiting from a platform and scale that is competitive with larger local and regional banks. As of September 30, 2021, Allegiance Bank operated 27 full-service banking locations in the Houston region, which we define as the Houston-The Woodlands-Sugar Land and Beaumont-Port Arthur metropolitan statistical areas. Visit www.allegiancebank.com for more information.

About CBTX, Inc.

CBTX, Inc. is the bank holding company for CommunityBank of Texas, N.A., a community bank, offering commercial banking solutions to small and mid-sized businesses and professionals in Houston, Dallas, Beaumont and surrounding communities in Texas. Visit www.communitybankoftx.com for more information.

Forward-Looking Statements

Certain statements in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and CBTX, including future financial and operating results (including the anticipated impact of the transaction on Allegiance's and CBTX's respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as "may," "will," "should," "scheduled," "plans," "intends," "anticipates," "expects," "believes," "estimates," "potential," or "continue" or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or CBTX to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties' businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party's businesses into the other's businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or CBTX; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and CBTX to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by CBTX's issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions; (13) the costs, effects and results of regulatory examinations, investigations, including the ongoing investigation by the Financial Crimes Enforcement Network of the U.S. Department of Treasury, or FinCEN, of CBTX or the ability of CBTX to obtain required regulatory approvals; (14) the possible results and amount of civil money penalties related to such FinCEN investigation and CBTX's BSA/AML program; and (15) other factors that may affect future results of CBTX and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

Additional factors which could affect future results of Allegiance and CBTX can be found in Allegiance's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and CBTX's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at https://www.sec.gov. Allegiance and CBTX disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

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Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, CBTX intends to file a registration statement on Form S-4 with the SEC to register the shares of CBTX common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by CBTX will be available free of charge by accessing the CBTX's website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading "Investor Relations" or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of CBTX and their ownership of CBTX's common stock is set forth in CBTX's proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance's common stock is set forth in Allegiance's proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. These documents can be obtained free of charge from the sources described above.

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Exhibit 99.2

Transformational Merger of Equals Creating a Premier Texas Franchise INVESTOR PRESENTATION November 8, 2021

Disclaimer FORWARD-LOOKING STATEMENTS Certain statements in this presentation which are not historical in nature are intended to be, and are hereby identified as, “forward-looking statements” for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and CBTX, including future financial and operating results (including the anticipated impact of the transaction on Allegiance’s and CBTX’s respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or CBTX to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or CBTX; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and CBTX to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by CBTX’s issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions, (13) the costs, effects and results of regulatory examinations, investigations, including the ongoing investigation by the Financial Crimes Enforcement Network of the U.S. Department of Treasury, or FinCEN, of CBTX or the ability of CBTX to obtain required regulatory approvals; (14) the possible results and amount of civil money penalties related to such FinCEN investigation and CBTX’s BSA/AML program; and (15) other factors that may affect future results of CBTX and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms. Additional factors which could affect future results of Allegiance and CBTX can be found in Allegiance’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and CBTX’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Allegiance and CBTX disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Information about the Merger and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, CBTX intends to file a registration statement on Form S-4 with the SEC to register the shares of CBTX common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at http:///www.sec.gov. Documents filed with the SEC by CBTX will be available free of charge by accessing the CBTX’s website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, 281-894-3200, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, 281-894-3200. Participants in the Solicitation CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. Additional information about the directors and executive officers of CBTX and their ownership of CBTX’s common stock is set forth in CBTX’s proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. These documents can be obtained free of charge from the sources described above.

CONTENTS PRESENTERS I. Executive Summary II. Merger Rationale III. Diligence & Financial Impact IV. Conclusions 3 Table of Contents Steven F. Retzloff Robert R. Franklin, Jr. Paul P. Egge

Executive Summary

A Premier Texas Franchise Creates a premier Texas financial institution by combining two of the largest Houston-focused banks Generates significant shareholder value through materially enhanced metrics True merger-of-equals – combined management team and equal board contribution Complementary branch network, with meaningful overlap to support cost savings Shared vision, community focus, and commitment to clients and employees HOUSTON REGION Houston-The Woodlands-Sugar Land and Beaumont-Port Arthur MSAs ABTX BRANCH (27) CBTX BRANCH (35) DALLAS AUSTIN SAN ANTONIO HOUSTON BEAUMONT

(1) Based on CBTX total shares outstanding of 24,579,599 (including 159,961 shares of restricted stock to be vested upon CIC) & ABTX total shares outstanding of 20,247,480 (2) Cash to be exchanged in lieu of fractional shares Note: Market data as of November 5, 2021 6 Key Merger Terms CONSIDERATION & MERGER PRICING (1) 100% stock consideration (2) CBTX will be the legal acquirer and ABTX will be the accounting acquirer Fixed exchange ratio of 1.4184 CBTX shares for each ABTX share outstanding ABTX options will roll over into CBTX options Combined market capitalization of approximately $1.5B PRO FORMA OWNERSHIP Approximately 54% ABTX / 46% CBTX HEADQUARTERS Houston, TX NAME Holding company and bank name to be determined TIMING AND REQUIRED APPROVALS Approval of ABTX and CBTX shareholders Customary regulatory approvals Anticipated closing in second quarter 2022

7 Seasoned and Deep Combined Leadership Team Steven F. Retzloff Executive Chairman Ramon “Ray” Vitulli, III Bank CEO Paul P. Egge CFO SELECTED EXECUTIVE LEADERSHIP TEAM BOARD OF DIRECTORS EXPERIENCED LEADERSHIP WITH A PROVEN TRACK RECORD Robert “Bob” Franklin Jr. HC CEO Joe West Bank Chief Credit Officer Justin M. Long General Counsel

Merger Rationale

9 Merger Rationale TRANSFORMATIVE MERGER Combined company projected to have approximately $11 billion in assets and stronger financial performance The ability to grow, generate top tier profitability, and create value for shareholders is materially enhanced Better positioned to grow non- interest income Enhanced scarcity value as a large, metropolitan Texas franchise CULTURAL ALIGNMENT Each company has similar corporate cultures and customer focus/orientation Both companies are responsive community banks with deep ties to their markets Shared vision for continued growth in greater Houston region and throughout Texas CREATES COMPELLING MARKET SHARE The merger will create the 6th largest deposit market share in Houston region of all banks and #1 among local banks Combined company will continue to have the dominant share of the Beaumont market and will be better positioned to grow in DFW Improved positioning to be the local lender of choice for small- to-medium sized businesses Meaningful runway for continued growth ENHANCES SHAREHOLDER VALUE Material future EPS accretion Meaningful improvement to performance, profitability & efficiency Combined company will have size and performance consistent with highly valued Texas banks Strong capital position to support growth and share repurchases

$2.2 $3.3 $3.5 $3.6 $5.5 $6.3 $6.3 $6.5 $6.8 $8.0 $8.7 $13.8 $16.1 Truist CHARLIE Texas Capital Comerica ALPHA Woodforest BancorpSouth Prosperity Capital One Frost PRO FORMA Zions PNC BofA Wells Fargo JPMorgan Note: Deposit market share based on FDIC data as of June 30, 2021; Pro forma represents deposits in the Houston Region as of June 30, 2021 on a combined basis (1) By cumulative deposit market share ranking in the Houston-The Woodlands-Sugar Land and Beaumont-Port Arthur MSAs Source: S&P Capital IQ Pro 10 Largest Deposit Market Share of any Texas-Based Bank in the Houston Region RANKED #6 PRO FORMA IN HOUSTON REGION(1) MARKET SHARE HOUSTON REGION Houston-The Woodlands- Sugar Land and Beaumont- Port Arthur MSAs HOUSTON REGION (1) MARKET SHARE PRO FORMA Allegiance CBTX BRANCHES Company Houston Region(1) Total CBTX 27 35 Allegiance 27 27 $156.5 $33.2 $26.9 Cadence Deposits ($B)

11 Unparalleled Market Focus: Deposits in the Houston Region (1) Name Total Assets ($B) Houston Region (1) Deposits ($B) Percent of Company Deposits (%) JPMorgan 3,757.6 156.5 6.5% Wells Fargo 1,954.9 33.2 2.3% BofA 3,085.4 26.9 1.4% PNC 553.5 16.1 3.6% Zions 88.3 13.8 17.8% PRO FORMA 11.0 8.7 95.0% Frost 47.9 8.0 20.3% Capital One 425.4 6.8 2.2% Prosperity 36.5 6.5 22.1% Cadence 28.1 6.3 26.8% Woodforest 9.5 6.3 71.8% ALLEGIANCE 6.8 5.5 96.3% Comerica 94.5 3.6 4.3% Texas Capital 36.4 3.5 11.9% CBTX 4.2 3.3 92.9% Truist 529.9 2.2 0.5% Uniquely local in a market dominated by larger competitors Significant growth opportunity in Houston Region Note: Deposit market share based on FDIC data as of June 30, 2021; Pro forma represents deposits in the Houston Region as of June 30, 2021 on a combined basis (1) By cumulative deposit market share ranking in the Houston-The Woodlands-Sugar Land and Beaumont-Port Arthur MSAs Source: S&P Capital IQ Pro

# Largest Community Bank Headquartered in 4th Largest City in the US

## 5-YEAR HISTORICAL POPULATION GROWTH



-4.5%
-0.2%
-1.5%
11.3%
11.8%
9.4%
3.6%
New York MSA
Los Angeles MSA
Chicago MSA
Dallas MSA
Houston MSA
Texas
USA

## MEDIAN HOME PRICE ($000s)



496.7
712.8
268.7
263.6
224.5
203.0
254.8
New York MSA
Los Angeles MSA
Chicago MSA
Dallas MSA
Houston MSA
Texas
USA

Source: S&P Capital IQ Pro; Texas Medical Center; Houston.org; Wallet Hub; ABC News; Axios

## STRONG AND DIVERSIFIED HOUSTON REGION

Houston has the second highest concentration of Fortune 1000 companies in the U.S.

Houston is the #1 most diverse city in the U.S. based on socioeconomic factors, according to Wallet Hub

The Woodlands, a Houston suburb, is #1 on the list of America's 50 Best Places to Live

Houston is home to the Texas Medical Center, which has 10 million patient encounters each year

During the pandemic, Houston saw the second highest growth in jobs available for software and IT workers

CBTX, INC. AllegianceBancshares, Inc.

# Meaningful Texas Franchise

## OBSERVATIONS

The combined company will have the 17th largest deposit market share in the state of Texas

Together the companies will have the 9th largest deposit market share of any Texas headquartered bank

| TX HQ | 2021 Rank | Institution | Branches # | Deposits *$ Billions* | Market Share *%* |
|---|---|---|---|---|---|
| | 1 | JPMorgan Chase & Co. | 511 | 288.5 | 26.1 |
| | 2 | Bank of America Corp. | 356 | 180.1 | 16.3 |
| | 3 | Wells Fargo & Co. | 548 | 94.7 | 8.6 |
| | 4 | The PNC Financial Services Group Inc. | 362 | 41.8 | 3.8 |
| ★ | 5 | Cullen/Frost Bankers Inc. | 168 | 39.2 | 3.5 |
| ★ | 6 | Texas Capital Bancshares Inc. | 11 | 29.3 | 2.6 |
| ★ | 7 | Prosperity Bancshares Inc. | 276 | 27.3 | 2.5 |
| | 8 | Citigroup Inc. | 2 | 21.2 | 1.9 |
| | 9 | Zions Bancorp. NA | 77 | 15.6 | 1.4 |
| | 10 | Capital One Financial Corp. | 47 | 11.9 | 1.1 |
| ★ | 11 | Hilltop Holdings Inc. | 60 | 11.8 | 1.1 |
| ★ | 12 | Independent Bank Group Inc. | 62 | 11.2 | 1.0 |
| | 13 | Cadence | 93 | 11.2 | 1.0 |
| ★ | 14 | Comerica Inc. | 126 | 10.9 | 1.0 |
| ★ | 15 | International Bancshares Corporation | 148 | 10.5 | 1.0 |
| ★ | 16 | First Financial Bankshares Inc. | 81 | 9.9 | 0.9 |
| ★ | | **PRO FORMA** | **62** | **8.9** | **0.8** |
| | 17 | BOK Financial Corp. | 32 | 8.6 | 0.8 |
| | 18 | Truist Financial Corp. | 103 | 7.6 | 0.7 |
| ★ | 19 | NexBank Capital Inc. | 3 | 7.3 | 0.7 |
| ★ | 20 | Veritex Holdings Inc. | 33 | 7.1 | 0.6 |
| ★ | 25 | **ALLEGIANCE BANCSHARES INC.** | 27 | 5.5 | 0.5 |
| ★ | 32 | **CBTX INC.** | 35 | 3.4 | 0.3 |
| | | All Other Banks | 3,156 | 250.7 | 22.6 |
| | | **TOTAL FOR INSTITUTIONS IN MARKET** | **6,317** | **1,105.3** | **100.0** |

★ – Represents a Texas headquartered bank

Source: S&P Capital IQ Pro; Note: Deposit data as of June 30, 2021; Pro forma represents deposits in Texas as of June 30, 2021 on a combined basis

CBTX, INC. AllegianceBancshares, Inc.

13

Diligence & Financial Impact

KEY DILIGENCE ITEMS Robust and Comprehensive Two-Way Due Diligence of loans outstanding individual loans of loans 58% >1,200 $2.5B of COVID- sensitive loans commercial borrowers of hotel loans 76% >800 95% Culture & Philosophy Credit Regulatory & Compliance Financial Technology Operational Risk Human Resources Internal Audit & Legal EXTERNAL LOAN REVIEW STATISTICS of loans outstanding individual loans of loans 77% >600 $2.4B of COVID- sensitive loans commercial borrowers of hotel loans 88% >400 100%

Note: Key merger assumptions, adjustments, and estimates based on internal management forecasts 16 Key Merger Assumptions EARNINGS (1) ABTX: Estimated earnings per share of $3.12 in 2022 and $3.21 in 2023 CBTX: Estimated earnings per share of $1.47 in 2022 and $1.89 in 2023 COST SAVINGS Estimated $35.5M of pre-tax net full run-rate savings or 15% of combined operating expenses (net of incremental cost for exceeding $10 billion in assets) MERGER RELATED EXPENSES One-time merger costs of $45.0M (pre-tax), included in estimated pro forma tangible book value ESTIMATED CREDIT MARKS ON CBTX BALANCE SHEET Total credit mark of 1.01% or $26.1M of CBTX loans at close • Mark of $9.5M on PCD loans • Non-PCD mark of $16.6M (accreted through earnings over 4 years) Day 2 allowance of $16.6M (separate from non-PCD mark) reflected in closing balance sheet OTHER ESTIMATED MARKS ON CBTX BALANCE SHEET Loan interest rate write down of $6.5M or 0.23% Core deposit intangibles of $16.9M or 0.52% of non-time deposits (amortized SYD over 7 years) AOCI mark-up of $2.4M (amortized through earnings straight line over 4 years) Deposit write-up of $1.3M accreted over 1 year OTHER MERGER ADJUSTMENTS Durbin adjustment: $2.6M pre-tax run-rate (50% phased in 2023 and 100% phased in 2024) Net cost savings include $1.0M of pre-tax costs for crossing $10 billion in assets Repayment of certain FHLB advances at closing CLOSING DATE Transaction assumed to close in second quarter 2022

17 ~$11B Total Assets ~$1.5B Market Cap ~$142M Net Income SCALED FOR SUCCESS COMPELLING FINANCIAL IMPLICATIONS 2023E ROAA ~1.3% 2023E ROATCE ~12% EPS Accretion to CBTX (1) 40% EPS Accretion to ABTX (1) 17% TBV per Share Dilution (3.9%) TBVPS Earnback 0.9 YEARS ABTX Dividend Accretion (2) 32% (1) 2023E EPS accretion. See appendix for reconciliation (2) Based continuation of CBTX dividend Based on merger assumptions on page 16 See glossary for abbreviation definitions Attractive Pro Forma Financial Metrics ENHANCED PROFITABILITY & STRONG CAPITAL 2023E Eff. Ratio ~52% TCE Ratio at Close 9.7%

Note: Pro Forma calculated using 2023 estimates with fully phased in cost savings; Peer estimates as of November 5, 2021; Source: S&P Capital IQ Pro, FactSet; See glossary for abbreviation definitions Based on merger assumptions on page 16; See glossary for abbreviation definitions 18 Enhanced Pro Forma Performance Based on 2023 Estimates ROAA % ROATCE % EFFICIENCY RATIO % 1.26 1.22 0.95 0.93 12.6 12.2 9.2 7.4 52 55 62 65 CBTX ABTX Peer Median Pro Forma CBTX ABTX Peer Median Pro Forma CBTX ABTX Peer Median Pro Forma TOP-TIER PERFORMANCE POTENTIAL

# Estimated Market Value Creation

## OBSERVATIONS

The combination is anticipated to create significant value through cost savings

The capitalized value of cost savings is equal to ~20% of the combined company market capitalization

(1) Estimated market value increase gained from cost synergies based on median P/22E for selected Texas banks of 13.6x
(2) Estimated cost savings shown on an after tax basis
Note: Market data as of November 5, 2021
Source: S&P Capital IQ Pro


~$815M
~$719M
STANDALONE MKT CAP
Professionals 7%
Other 2%
Technology 9%
Facilities 20%
62% Overhead
$28M (2)
AFTER-TAX COST SAVINGS
~$1.9B
$380M(1)
~$815M
~$719M
ILLUSTRATIVE COMBINED VALUE

CBTX, INC. AllegianceBancshares, Inc. 19

Conclusions

Expected Benefits to All Constituencies CLIENTS Ability to serve more clients As a larger company, clients will benefit from expanded service offerings TEAM MEMBERS Similar culture focused on community, clients and team members Expanded roles and enhanced career paths for team members COMMUNITY Strong commitment to our communities Opportunity to deepen existing partnerships with community organizations Community service is a core tenant of each of our respective cultures SHAREHOLDERS Enhance performance metrics as well as earnings per share to each company standalone Scale and performance should warrant multiple expansion Greater ability to return capital

A Premier Texas Franchise Creates a premier Texas financial institution by combining two of the largest Houston-focused banks Generates significant shareholder value through materially enhanced metrics True merger-of-equals – combined management team and equal board contribution Complementary branch network, with meaningful overlap to support cost savings Shared vision, community focus, and commitment to clients and employees HOUSTON REGION Houston-The Woodlands-Sugar Land and Beaumont-Port Arthur MSAs ABTX BRANCH (27) CBTX BRANCH (35) DALLAS AUSTIN SAN ANTONIO HOUSTON BEAUMONT

Appendix

39% 13% 21% 13% 6% 5% 4% Consistent mix of commercial, CRE and C&D loans Disciplined, low-risk balance sheets Emphasis on credit administration and risk management (1) Excludes Paycheck Protection Program Source: S&P Capital IQ Pro | Note: Loan composition data reflects Holding company level data as of September 30, 2021; Yield on loans includes the effects of Paycheck Protection Program loans 24 Similar Loan Mix All other $260.2 PPP Loans $390.8 C&D $878.0 Total 1-4 Family $888.0 C&I $1,430.4 Total CRE $2,687.7 Multi-family $363.0 39% 16% 22% 11% 7% 2% 3% Total CRE $1,662.7 All other $148.7 Multi-family $78.7 PPP Loans $290.0 C&D $487.2 C&I $938.1 Total 1-4 Family $683.9 PRO FORMA $4.0B(1) MRQ Yield 5.89% L/D Ratio 70.6% $6.5B(1) MRQ Yield 5.49% L/D Ratio 75.0% 39% 8% 19% 15% 4% 11% 4% Total CRE $1,025.0 All other $111.5 PPP Loans $100.8 Total 1-4 Family $204.1 Multi-family $284.4 C&D $390.7 C&I $492.3 $2.5B(1) MRQ Yield 4.83% L/D Ratio 71.0% $ Millions

47% 46% 2% 5% 42% 40% 9% 9% 39% 37% 13% 11% Note: Deposit composition data reflects holding company level data as of September 30, 2021 Source: S&P Capital IQ Pro 25 Attractive Low Cost Deposit Base Meaningful level of non-interest bearing balances Limited reliance on time deposits Low pro forma cost of deposits Deposits $5.7B Cost 0.28% Deposits $9.2B Cost 0.22% CDs < $250K $614.1 CDs > $250K $766.9 Int-DDA, MM, Savings $2,199.2 CDs < $250K $790.0 CDs > $250K $850.4 Int-DDA, MM, Savings $3,843.3 PRO FORMA Non-Interest $2,086.7 Non-Interest $3,714.8 Deposits $3.5B Cost 0.14% CDs < $250K $175.9 CDs > $250K $83.4 Int-DDA, MM, Savings $1,644.2 Non-Interest $1,628.1 $ Millions

(1) Includes vesting of 159,961 thousand shares of CBTX restricted stock Based on merger assumptions on page 16; See glossary for abbreviation definitions 26 TBVPS Reconciliation CBTX 21Q3 TBVPS CBTX TBVPS AT CLOSE ESTIMATED GROWTH THROUGH CLOSE DAY 2 PROVISION PRO FORMA TBVPS AT CLOSE NET MERGER CONSIDERATION FMV Impacts and Full One-time Charges (1) PRO FORMA TBVPS SUB TOTAL $19.65 $0.44 $20.09 $0.54 $19.55 $0.25 $19.30 2.7% 1.3% 3.9%

27 EPS Reconciliation $1.89 EPS $2.65 EPS $46.4 $66.3 $142.3 ABTX STANDALONE NET INCOME AFTER TAX MERGER ADJUSTMENTS PRO FORMA NET INCOME CBTX STANDALONE NET INCOME PRO FORMA EARNINGS 2023E $s in millions, except per share ABTX ESTIMATED NET INCOME $66.3 ABTX ESTIMATED EPS $3.21 CBTX ESTIMATED NET INCOME $46.4 CBTX ESTIMATED EPS $1.89 MERGER ADJUSTMENTS Cost Savings 35.5 CECL Non-PCD Mark Accretion 4.2 Net Spread from Retirement of Borrowings 1.1 Recovery of Loan Loss Provision 0.7 Durbin Adjustment (1.3) CDI Amortization (3.8) Other Purchase Accounting and Merger Related Impact 1.2 Merger Related Income 37.5 Tax Effect (7.9) AFTER TAX MERGER RELATED INCOME $29.6 PRO FORMA NET INCOME $142.3 PRO FORMA AVG. DIL. SHARES OUTSTANDING 53.8 PRO FORMA EPS $2.65 PRO FORMA EPS TO ABTX $3.77 ABTX ACCRETION (%) 17.3% ABTX ACCRETION ($) $0.55 CBTX ACCRETION (%) 40.2% CBTX ACCRETION ($) $0.76 EARNINGS AND EPS BUILD-UP $29.6 Note: See glossary for pro forma EPS to ABTX calculation; Estimates based on internal management forecasts

28 Glossary TERM DEFINITION CALCULATION ROAA Return on average assets Net income divided by average assets ROATCE Return on average tangible common equity Net income divided by average tangible common equity TBVPS Tangible book value per share Tangible common equity divided common shares outstanding TCE RATIO Tangible common equity ratio Tangible common equity divided by tangible assets EFF. RATIO Efficiency ratio Operating revenue divided by operating expense EPS Earnings per share Net income divided by common shares outstanding PRO FORMA EPS TO ABTX Pro forma CBTX EPS multiplied by the exchange ratio (1.4184)